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FOR IMMEDIATE RELEASE                   CONTACT:   Mark Maddocks
                                        Vice-President, Finance
                                      Telephone: (609) 799-0071



                  DATARAM INCREASES EARNINGS
                   SPLITS STOCK TWO FOR ONE

PRINCETON, NJ, November 11, 1998 - Dataram Corporation (AMEX:
DTM) achieved substantially higher earnings for the second quarter and six months of fiscal 1999, Robert V. Tarantino, chairman and chief executive officer, announced today.

    For the second quarter ended October 31, 1998, net earnings rose 37 percent to $1,290,000 or $.42 cents per share, versus $945,000, or $.30 cents per share for last year's comparable quarter. Revenues totaled $16.3 million versus $20.1 million in the prior year's second quarter.

    For the six months ended October 31, 1998, net earnings increased 68 percent to $2,707,000 or $.88 cents per share, compared to $1,614,000, or $.51 cents per share, reported in the previous year. Revenues totaled $34.0 million versus $38.2 million and gigabytes shipped have more than doubled this year compared to the prior six-month period.



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Dataram Earnings Release - Page 2

    "A favorable product mix producing higher gross margins, combined with cost-effective operations, largely contributed to the Company's strong second quarter and six-month financial results," Tarantino stated. "Average selling prices continued to decline in the second quarter as the purchase price of DRAMs declined. As we enter our third quarter, DRAM prices have begun to increase and we have adjusted our selling prices accordingly."

    "Our sales force is increasing our customer base in the U.S. and Europe. Demand remains strong for our high-capacity gigabyte memory products for workstation and network server applications," he continued. "Our broad knowledge of the memory market -- derived from over thirty years of experience -- and engineering expertise enable us to consistently be the first independent supplier to introduce high-capacity products to the marketplace."

    "In the second quarter, Dataram introduced several high-end products for the Intel(R) network server environment," Tarantino stated. "The Company is aggressively marketing these products to channel assemblers and original equipment manufacturers. We are very excited about the growth potential at the upper end of the Intel network server marketplace and we expect this business to contribute significantly to our financial growth."


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Dataram Earnings Release - Page 3

Additionally, Tarantino announced that the Company's Board of Directors has approved a two-for-one split of its common stock for shareholders of record at the close of business on November 23, 1998. The stock split will be in the form of a one share dividend for each share owned. The distribution of the additional shares will occur on December 3, 1998. The Company's previously announced share repurchase program of up to 500,000 shares of its common stock will remain in place. As of November 10, 1998, the Company has purchased 64,700 of the 500,000 share authorization.

    "The Company's strong financial performance makes today's actions possible," Tarantino said. "The stock split will provide additional liquidity for our shares and, coupled with the repurchase program, return value to our shareholders."

    Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers and specializes in the manufacture of large-capacity memory boards for Compaq, Digital, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.



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Dataram Earnings Release - Page 4

    Safe Harbor Statement

    The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission which can be reviewed at http://www.sec.gov.








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Dataram Earnings Release - Page 5


Dataram Corporation and Subsidiary
Consolidated Summary Information
(In thousands except per share amounts)


                               Quarter Ended      Six Months Ended
                                 October 31          October 31

                            1998        1997       1998      1997


Revenues                 $16,262     $20,068    $34,012   $38,215

Net Earnings              $1,290        $945     $2,707    $1,614

Earnings Per Share
-Basic                      $.47        $.31       $.98      $.53
-Diluted                    $.42        $.30       $.88      $.51

Average Shares Outstanding
-Basic                     2,772       3,002      2,776     3,028
-Diluted                   3,073       3,134      3,072     3,162